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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

Commission File Number 0-4281

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Alliance Gaming Corporation
Full Name of Registrant

N/A
Former Name if Applicable

6601 S. Bermuda Road
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alliance Gaming Corporation (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended June 30, 2005.  As previously disclosed, the Company was unable to file its Form 10-K by September 13, 2005 without unreasonable effort or expense, primarily because the Company has experienced delays in completing preparation of its consolidated financial statements for the year ended June 30, 2005 (the “Financial Statements”).  More specifically, in the course of the preparation of the Financial Statements, several transactions came under review, principally with respect to the timing of revenue recognition.  As a result, the Company, with the assistance of outside consultants, is undertaking a broader review of the Company’s sales contracts as well as its revenue recognition practices.  The Company is also reviewing other accounting areas including, but not limited to, reserves for uncollectible accounts receivable and inventory valuation reserves.  Until the reviews being undertaken by the Company and the external audit process are completed, the Company will be unable to file its Form 10-K.  The Company continues to dedicate significant resources to the preparation of the Financial Statements and the finalization of the Form 10-K.

The Company is also in the process of  evaluating the adequacy of its internal controls over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and currently anticipates that material weaknesses in our internal control over financial reporting will likely be identified in the areas of sales contract administration and related revenue recognition practices.  As we complete our assessment of our internal control over financial reporting, we may identify additional control deficiencies and we may determine that those deficiencies, either alone or in combination with others, may also constitute one or more additional material weaknesses.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven Des Champs	(702)	270-7600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended June 30, 2004, the Company reported net income from continuing operations of $43.6 million or $0.85 per diluted share on revenues of $488.9 million.  For the nine months ended March 31, 2005, the Company has previously reported a net loss from continuing operations totaling $(20.4) million, or $(0.41) per diluted share on revenues of $356.0 million.  The Company cannot make a reasonable estimate of the Company’s results of operations for the quarter and fiscal year ended June 30, 2005 until the Company has completed the review discussed above .  However, based on the results of operations for the nine months ended March 31, 2005, the Company does anticipate a significant change in the results of operations for the fiscal year ended June 30, 2005 as compared to the results of operations for the fiscal year ended June 30, 2004.

In addition, as previously disclosed, in August 2005 the Company entered into a termination agreement with its distributor of video poker games in the Oklahoma market, terminating a relationship that began in December 2004.  Under the terms of the termination agreement, the Company has taken back 600 of the 1000 gaming machines previously sold to the distributor.  The Company is evaluating this transaction, and other related factors, and the potential impact on revenues and margin contained in the previously reported 2005 quarterly results.

Until the Company concludes its review discussed above, the Company will not be able to determine whether a restatement will be necessary for any of the quarterly results for fiscal year 2005 or any other periods.

Alliance Gaming Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2005	By	/S/ Steven Des Champs
Steven Des Champs
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).